================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Citadel Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    172862104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ira Levin, Esq.
                            120 North Robertson Blvd.
                          Los Angeles, California 90048
                                 (310) 657-8420
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 20, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 2 of 7 Pages
================================================================================


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 3 of 7 Pages
================================================================================



--------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS

         Michael R. Forman

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)   [ ]
                                                             (b)   [ ]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS (See Instructions)

         00

--------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)               [ ]

--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


--------------------------------------------------------------------------------

NUMBER OF SHARES              7.       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      Non-Voting Common Stock    N/A
PERSON WITH
                                       Voting Common Stock        327,808

                              --------------------------------------------------
                              8.       SHARED VOTING POWER

                                       Non-Voting Common Stock    N/A

                                       Voting Common Stock        0

                              --------------------------------------------------
                              9.       SOLE DISPOSITIVE POWER

                                       Non-Voting Common Stock       1,311,233

                                       Voting Common Stock        327,808

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 4 of 7 Pages
================================================================================


                              --------------------------------------------------
                              10.      SHARED DISPOSITIVE POWER

                                       Non-Voting Common Stock    0

                                       Voting Common Stock        0

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Non-Voting Common Stock          1,311,233
         Voting Common Stock                327,808

--------------------------------------------------------------------------------

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)             [X]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Non-Voting Common Stock    16.5%
         Voting Common Stock        16.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON (See Instructions)

         IN

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 5 of 7 Pages
================================================================================


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the shares of Common Stock, par value $.01 per share of Citadel Holding Corporation, a Nevada corporation (the "Company"). The Common Stock is divided into two classes, Class A non-voting common stock (the "Non-Voting Common Stock"), and Class B voting common stock (the "Voting Common Stock"). The Company has its principal executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Michael R. Forman, who is indirectly a principal stockholder of the Company. Mr. Forman's principal business address is 120 North Robertson Blvd., Los Angeles, California 90048.

     During the last five years, Mr. Forman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

     Mr. Forman is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Forman received the shares of Common Stock reported here in a merger between the Company's wholly-owned subsidiary, Citadel Off Broadway Theatres, Inc. and Off Broadway Investments, Inc. ("OBI"). Mr. Forman and James J. Cotter, Chairman of the Board of the Company and an indirect principal stockholder of the Company, each owned 50% of OBI.

     The merger was previously reported in the Company's definitive proxy statement dated August 12, 2000, under the caption "Proposal No. 2: Proposal to Authorize the Issuance of Class A Non-Voting Common Stock and Class B Voting Common Stock to Complete the Acquisition by Merger of OBI," in the Company's report on Form 10-Q dated August 14, 2000 and in the Company's report on Form 8-K dated October 4, 2000. The number of shares of Non-Voting Common Stock and Voting Common Stock issued to each of Mr. Forman and Mr. Cotter in the merger was determined by reference to the closing price of those shares over the 30 trading days that preceded the date the merger agreement was signed, July 28, 2000. The average trading price of the Company's shares over that period was $3.0083 per share of Non-Voting Common Stock and $3.2188 per share of Voting Common Stock. A copy of the merger agreement is attached to the Company's definitive proxy statement dated August 12, 2000 as Exhibit A.

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 6 of 7 Pages
================================================================================

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Forman acquired the shares of Common Stock reported herein for investment purposes. Mr. Forman intends, however, to review his investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based upon such review, Mr. Forman will take such actions as he deems appropriate in light of the circumstances existing from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the merger between OBI and the Company, Mr. Forman beneficially owns 1,311,233 shares of the Non-Voting Common Stock, which represent 16.5% of all shares of shares of that class outstanding on September 20, 2000, and 327,808 shares of the Voting Common Stock, which represent 16.5% of all shares of that class outstanding on September 20, 2000.

     Mr. Forman is also indirectly, through his direct and indirect interests in Hecco Ventures, a California General Partnership, a major stockholder of Craig Corporation ("Craig"). Prior to the Merger, Craig and its subsidiaries owned 48.9% of the outstanding Voting Common Stock. After the merger, Craig and its subsidiaries own 33% of the outstanding Voting Common Stock. Mr. Forman disclaims beneficial ownership of the Common Stock owned by Craig and its subsidiaries.

     (b) Mr. Forman has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

     (c) There were no transactions by Mr. Forman with respect to shares of Common Stock during the past 60 days.

     (d) Mr. Forman has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all shares of Common Stock that he beneficially owns.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  Not applicable.

                                  SCHEDULE 13D
CUSIP No.172862104                                           Page 7 of 7 Pages
================================================================================


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 25, 2001

                                                          /s/ Michael R. Forman
                                                          ---------------------
                                                          Michael R. Forman